Exhibit 99.1

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Zhihu Inc.		
Date Submitted:	05 February 2024		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I					
1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	02390	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 26 January 2024	289,573,989				
1). Repurchase of shares (or other securities) but not cancelled Date of changes 02 January 2024	92,185	0.03 %			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 03 January 2024	58,399	0.019 %			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 04 January 2024	278,500	0.0905 %			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 05 January 2024	286,498	0.0931 %			%

Page 1 of 7 v 1.2.5

FF304 Page 2 of 7 v 1.2.5 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 January 2024 280,750 0.0912% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 09 January 2024 278,337 0.0905% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 10 January 2024 281,175 0.0914% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 11 January 2024 279,850 0.0909% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 12 January 2024 275,753 0.0896% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 16 January 2024 294,350 0.0957% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 17 January 2024 309,586 0.1006% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 18 January 2024 297,950 0.0968% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 19 January 2024 305,365 0.0992% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 22 January 2024 303,196 0.0985% % 15). Repurchase of shares (or other securities) but not cancelled 294,863 0.0958% %

FF304

Date of changes 23 January 2024					
16). Repurchase of shares (or other securities) but not cancelled Date of changes 24 January 2024	290,400	0.0944 %			%
17). Repurchase of shares (or other securities) but not cancelled Date of changes 25 January 2024	289,096	0.0939 %			%
18). Repurchase of shares (or other securities) but not cancelled Date of changes 26 January 2024	132,146	0.0429 %			%
19). Repurchase of shares (or other securities) and cancelled Shares purchased on 6, 9, 11, 12, 13, 16, 17, 18, 19, 20, 23, 26, 27, 30, 31 October 2023, 1, 2, 3, 6, 7, 8, 9, 10, 13, 14, 15, 16, 17, 20, 21, 22, 24, 27, 28, 29, 30 November 2023 and 6, 7, 8, 11, 13, 18, 20, 26 December 2023 and canceled on 2 February 2024 Date of changes 02 February 2024	-7,996,922	2.5988 %			%
20). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 02 February 2024	471,562	%			%
Closing balance as at *(Note 8)* 02 February 2024	282,048,629				

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on SEHK *(Note 11)*	No
Stock code (if listed)	02390	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 26 January 2024	18,145,605				

Page 3 of 7

v 1.2.5

FF304 Page 4 of 7 v 1.2.5 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 02 February 2024 -471,562% % Closing balance as at (Note 8) 02 February 2024 17,674,043

FF304 Page 5 of 7 v 1.2.5 The above repurchases of American depository shares were conducted on the New York Stock Exchange in the U.S. time of the relevant dates of changes Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 6 of 7 v 1.2.5 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Not applicable Submitted by: Henry Dachuan SHA (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)